UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of KeySpan Corporation          )
And KeySpan New England, LLC                  )
                                              )              File No. 70-9641
(Public Utility Holding Company Act           )
of 1935)                                      )

CERTIFICATE OF NOTIFICATION

         This Certificate of Notification is filed by KeySpan Corporation ("KeySpan") and KeySpan New England, LLC ("KNE LLC"), successor-by-merger to Eastern Enterprises, in connection with the following transactions proposed by KeySpan and KNE LLC in the post-effective amendment No. 12 Application/Declaration on Form U-1/A, as amended, filed in this proceeding (the "Application"), and authorized by order of the Securities and Exchange Commission ("Commission") issued in this proceeding (Holding Co. Act Release No. 27541) dated June 19, 2002 (the "Order"). KeySpan and KNE LLC (the "Applicants") certify pursuant to Rule 24 that:

A.   On July 2, 2002, the following transactions occurred as described in the Application and the Order:

         1.   KNE LLC sold all of its interests in Midland Enterprises LLC, formerly known as Midland Enterprises, Inc. ("Midland"), and Midland's subsidiaries to Landgrove Corp. ("Landgrove").

         2.   Consistent with the Application and the Order, Landgrove paid KNE LLC consideration in the amount of approximately $167.5 million in cash (which included the purchase price of $133 million and cash on the books at closing and estimated closing adjustments) plus the amount at closing of an intercompany receivable (“MHS Note”) of approximately $74.5 million from KNE LLC to Minnesota Harbor Service, Inc. (“MHS”), a wholly owned subsidiary of Midland. Accordingly, the net proceeds from the Midland sale were approximately $242 million (“Net Proceeds”).

B.   As described in the Order, KNE LLC used a portion of the Net Proceeds to retire the MHS Note and KNE LLC has or will distribute the remaining Net Proceeds of approximately $167.5 million to KeySpan which KeySpan will use to retire securities constituting third party debt (“Use of Net Proceeds”).

C.   In accordance with the Order, the Applicants’ disposition of Midland and the Midland subsidiaries as described above and in the Application complies with the requirements of the order dated November 7, 2000 (Holding Co. Act Release No. 27271) issued in this proceeding to divest of those interests and the divestiture and the Use of Net Proceeds and KeySpan’s receipt of a portion of the consideration for Midland in the form of Landgrove’s assumption of the liabilities of Midland and the Midland subsidiaries is necessary or appropriate to effectuate Section 11(b)(1) of the Public Utility Holding Company Act of 1935, as amended (the “Act”).

         The "past tense" opinion of counsel required under the instructions to the Form U/1 application is attached hereto.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by its undersigned officer thereunto duly authorized.

Dated: July 11, 2002

                                           KEYSPAN CORPORATION

                                           _____________/s/________________
                                           Steven L. Zelkowitz
                                           Executive Vice President and General
                                           Counsel

                                           KeySpan New England, LLC

                                           ____________/s/________________
                                           Richard A. Visconti
                                           Assistant Secretary